Filed pursuant to Rule 433

Registration No. 333-211239

Supplementing the Preliminary

Prospectus Supplement

dated June 1, 2016

(To Prospectus dated May 9, 2016)

Ares Management, L.P.

Pricing Term Sheet

11,000,000 Units

7.00% Series A Preferred Units

June 1, 2016

The information in this pricing term sheet relates to Ares Management L.P.’s offering of its 7.00% Series A Preferred Units (the “Offering”) and should be read together with the preliminary prospectus supplement dated June 1, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 9, 2016 and the documents incorporated by reference therein.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.  Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars.

Issuer:	Ares Management, L.P. (the “Partnership”)

Title of Security:	7.00% Series A Preferred Units (the “Units”)

Size:	$275,000,000 (11,000,000 Units)

Option to Purchase Additional Units:	$41,250,000 (1,650,000 Units)

Liquidation Preference:	$25.00 per Unit

Maturity:	Perpetual

Distribution Rate:	At a rate per annum equal to 7.00% only when, as and if declared.

Distributions on the Units are non-cumulative.

Distribution Payment Dates:	Quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2016.

Optional Redemption:

The Partnership may, at its option, redeem the Units, in whole or in part, at any time on or after June 30, 2021 at a price of $25.00 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Holders of the Units will have no right to require the redemption of the Units.

Change of Control Redemption:

If a Change of Control Event (as described in the prospectus supplement) occurs prior to June 30, 2021, the Partnership may, at its option, redeem the Units, in whole but not in part, upon at least 30 (and no more than 60) days’ notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Distribution Rate Step-Up Following Change of Control Event:

If (i) a Change of Control Event occurs (whether before, on or after June 30, 2021) and (ii) the Partnership does not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Units, the distribution rate per annum on the Units will increase by 5.00%, beginning on the 31st day following such Change of Control Event.

Trade Date:	June 1, 2016

Expected Settlement Date:	June 8, 2016 (T+5)

Public Offering Price:	$25.00 per Unit

Underwriting Discounts and Commissions:	$0.7875 per Unit for retail orders $0.5000 per Unit for institutional orders

Net Proceeds (before expenses) to the Partnership:	$266,553,700

Listing:	The Partnership intends to apply to list the Units on the New York Stock Exchange under the symbol “ARES PR A”.

CUSIP/ISIN:	04014Y 200 / US04014Y2000

Anticipated Ratings*:	BBB- by Fitch Ratings Inc. BBB- by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Deutsche Bank Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.